UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LUNAR GROWTH CORPORATION

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G5725L 109

(CUSIP Number)

Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
(212) 407-4159
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 2, 2011

  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

CUSIP No. G5725L 109	Page 2 of 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TIE WANG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 110,905,191 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 110,905,191 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,905,191 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.6%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1) Gives effect to the issuance of (i) 57,998,889 ordinary shares that the Issuer is obligated to issue to Well Affluent Limited, (ii) 32,535,962 ordinary shares that the Issuer is obligated to issue to Thriving Riches Limited, and (iii) 6,507,192 ordinary shares that the Issuer is obligated to issue to Goal Fortune Limited. Well Affluent Limited, Thriving Riches Limited and Goal Fortune Limited are collectively herein referred to as the “BVI Holding Companies”. Does not include 1,010,434 ordinary shares held of record by Tie Wang and an additional 7,073,035 ordinary shares that the Issuer is obligated to issue to Tie Wang, as soon as the Issuer increases its authorized ordinary shares. Mr. Wang has granted a purchase option for all 8,083,469 of such shares to Kaifu Cai, as described in more detail below.

(2) Based on 161,669,375 ordinary shares to be outstanding upon the issuance of 135,802,275 additional ordinary shares by the Issuer as soon as the Issuer increases its authorized shares, as reported by the Issuer in its Form 8-K filed with the SEC on May 4, 2011.

CUSIP No. G5725L 109	Page 3 of 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) KAIFU CAI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PEOPLE’S REPUBLIC OF CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 8,083,469 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,083,469 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,083,469 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1) Gives effect to the issuance of 7,073,035 ordinary shares that the Issuer is obligated to issue to Tie Wang as soon as the Issuer increases its authorized ordinary shares.

(2) Based on 161,669,375 ordinary shares to be outstanding upon the issuance of 135,802,275 additional ordinary shares by the Issuer as soon as the Issuer increases its authorized shares, as reported by the Issuer in its Form 8-K filed with the SEC on May 4, 2011.

CUSIP No. G5725L 109	Page 4 of 6

Item 1.	Security and Issuer.

Ordinary Shares of Lunar Growth Corporation (the “Issuer”), with a principal place of business located at Room 2416, Fuxing International Merchant Plaza 186# Xinhua Road, Wuhan 430022, People’s Republic of China  (the “PRC”).

Item 2.	Identity and Background.

This statement is filed on behalf of Tie Wang and Kaifu Cai (Mr. Wang and Mr. Cai, together, the “Reporting Persons”).

Tie Wang, whose business address is Room 2416, Fuxing International Merchant Plaza 186# Xinhua Road, Wuhan, PRC 430022, is the sole director of each of the BVI Holding Companies.  Mr. Wang is a Canadian citizen.

Kaifu Cai, whose business address is 14/F, Bld 10, Guanyinshan International Business Center, Siming District, Xiamen, PRC 361008, is a merchant.  Mr. Cai is a PRC citizen.

During the past five years, the Reporting Persons have not been convicted in a criminal proceeding, nor have either of them been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 2, 2011, pursuant to a share exchange agreement (the “Exchange Agreement”) by and among the Issuer, Fortune Health Management Limited (“Fortune Health”), and the holders of all outstanding shares of Fortune Health (the “Fortune Health Shareholders”), including the BVI Holding Companies, the Issuer acquired all of the outstanding shares of Fortune Health (the “Fortune Health Shares”) from the Fortune Health Shareholders, and the Fortune Health Shareholders transferred all of the Fortune Health Shares to the Issuer. In exchange, the Issuer issued to the Fortune Health Shareholders and their designees, 19,400,325 ordinary shares of the Issuer, constituting 75% of all of the ordinary shares of the Issuer issued and outstanding after the closing of the transaction (the “Share Exchange”). In addition, the Issuer agreed to issue an additional 135,802,275 ordinary shares to the Fortune Health Shareholders and their designees as soon as practicable after the Issuer effectuates an amendment to its Articles of Association to increase its authorized ordinary shares. Together, the 19,400,325 ordinary shares and the 135,802,275 additional ordinary shares total 155,202,600 ordinary shares, or 96% of the Issuer’s ordinary shares on a fully-diluted basis.

Item 4.	Purpose of Transaction.

Prior to the Share Exchange, the Issuer was a “shell company” (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). As a result of the Share Exchange, the Issuer acquired Fortune Health, a BVI company that, through its operating subsidiaries in the PRC, is in the business of franchising and operating foot massage spas in the PRC. Pursuant to the Exchange Agreement, and giving effect to the additional 104,115,078 ordinary shares that the Issuer is obligated to issue to the Reporting Persons as soon as the Issuer increases its authorized shares, the Reporting Persons may be deemed to beneficially own the following respective ordinary shares of the Issuer, subject to the terms of the several call option agreements described below.

Upon the increase of the Issuer’s authorized ordinary shares and the subsequent issuance by the Issuer of an aggregate of 97,042,043 ordinary shares to the BVI Holding Companies, Tie Wang will have the power to vote and dispose of an aggregate of 110,905,191 ordinary shares held of record by the BVI Holding Companies. On April 26, 2011, Mr. Wang entered into call option agreements with Jiafu Guo, Feng Wu, and Mary Hu, pursuant to which Mr. Wang granted Mr. Guo, Mr. Wu and Ms. Hu the options to purchase 100% of the outstanding shares of Well Affluent Limited, Thriving Riches Limited, and Goal Fortune Limited, respectively (collectively, the “Call Option Shares”), at a price of $0.0001 per share, upon certain conditions being met, in two tranches of 50% each. Such conditions (the “Call Option Conditions”) are as follows: (i) Chongqing Jiafu Health Industry Co., Ltd. and its subsidiaries achieving after-tax net income of at least US$2 million as determined under US GAAP for the fiscal year ended June 30, 2011, and (ii) Chongqing Jiafu Health Industry Co., Ltd. and its subsidiaries achieving after-tax net income of at least US$4 million as determined under US GAAP for the fiscal year ended June 30, 2012. Pursuant to the call option agreement, Mr. Wang has also granted each of Jiafu Guo, Feng Wu, and Mary Hu the exclusive, immediate and irrevocable right to vote and dispose of their respective Call Option Shares and to appoint and elect the directors of Well Affluent Limited, Thriving Riches Limited, and Goal Fortune Limited, respectively.

CUSIP No. G5725L 109	Page 5 of 6

Separately, Tie Wang is the record holder of an aggregate of 8,083,469 ordinary shares held of record, after giving effect to the 7,073,035 ordinary shares that the Issuer is obligated to issue to Tie Wang as soon as the Issuer increases its authorized ordinary shares. On April 26, 2011, Mr. Wang entered into a call option agreement with Kaifu Cai, pursuant to which Mr. Wang granted Mr. Cai the option to purchase all 8,083,469 of such shares at a price of $0.0001 per share in two tranches of 50% each, subject to the Call Option Conditions. In connection with the call option agreement, Mr. Wang has granted Mr. Cai the exclusive, immediate and irrevocable right to vote and dispose of the 8,083,469 ordinary shares of the Issuer that Mr. Wang does or will hold directly.

Item 5.	Interest in Securities of the Issuer.

a)
Tie Wang is the beneficial owner of an aggregate of 110,905,191 ordinary shares of the Issuer, representing 68.6% beneficial ownership, of which (i) 66,284,443 shares are beneficially owned by Well Affluent; (ii) 37,183,957 shares are beneficially owned by Thriving Riches Limited; and (iii) 7,436,791 shares are beneficially owned by Goal Fortune Limited. All of the 110,905,191 ordinary shares are subject to the terms and conditions of the several call option agreements described above.

Kaifu Cai is the beneficial owner of 8,083,469 ordinary shares of the Issuer, after giving effect to the 7,073,035 shares to be issued to Mr. Wang upon the Issuer’s increase in authorized ordinary shares, representing 5.0% beneficial ownership. All of the 8,083,469 ordinary shares are subject to the terms and conditions set forth in the call option agreement between Tie Wang and Kaifu Cai described above.

b)
Tie Wang may be deemed to have the shared power to vote and dispose of an aggregate of 110,905,191 ordinary shares of the Issuer held of record by the BVI Holding Companies. Kaifu Cai has the sole power to vote and dispose of the 8,083,469 ordinary shares of the Issuer that Mr. Wang does or will hold directly.

c)	The Reporting Persons have not effected any transactions in the ordinary shares of the Issuer in the past sixty days other than as reported herein.

d)	Not applicable.

e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

The disclosure set forth in Item 4, above, is incorporated herein by reference.

Additionally, Tie Wang is the holder of record of 1,010,434 ordinary shares, and an additional 7,073,035 ordinary shares that the Issuer is obligated to issue to Mr. Wang as soon as the Issuer increases its authorized ordinary shares. As of April 26, 2011, Mr. Wang has granted a purchase option for all of such shares to Kaifu Cai, which vests in two tranches of 50% each, and which is subject to the Call Option Conditions. Pursuant to the terms of the call option agreement, Mr. Wang has granted Kaifu Cai the exclusive, immediate and irrevocable right to vote and dispose of the 8,083,469 ordinary shares of the Issuer that Mr. Wang does or will hold directly.

Item 7.	Materials to be Filed as Exhibits.

10.1	Share Exchange Agreement, dated May 2, 2011, by and among Fortune Health, the Fortune Health Shareholders, and the Issuer.*
10.2	Call Option Agreement, dated April 26, 2011, between Kaifu Cai and Tie Wang.*
10.3	Joint Filing Agreement by and between Kaifu Cai and Tie Wang.

*Incorporated by reference to the Current Report on Form 8-K filed by the Issuer with the SEC on May 4, 2011

CUSIP No. G5725L 109	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: May 11, 2011	Tie Wang

/s/ Tie Wang
Name: Tie Wang

Date: May 11, 2011	Kaifu Cai

/s/ Kaifu Cai
Name: Kaifu Cai